Exhibit 99.10

Appointments

Paris, June 26, 2008 – Gaz de France and SUEZ announce the names of the senior managers from both groups who will be appointed to oversee the creation of the business units and operational functions of GDF SUEZ.

In October 2006, Gérard Mestrallet, Chairman and CEO of SUEZ, and Jean-François Cirelli, Chairman and CEO of Gaz de France, announced plans for the organizational structure of the new group.

These new organizational plans, designed to be both efficient and dynamic and dedicated to the success of an ambitious industrial project, were confirmed in September 2007.

Four Executive Vice-Presidents – Messrs Yves Colliou, Jean-Marie Dauger, Jean-Pierre Hansen and Gérard Lamarche alongside Gérard Mestrallet and Jean-François Cirelli - will comprise the general management committee.

The group’s organization is based on business units and operational functions. Each business unit and operational function manager will be responsible for submitting an organizational structure best suited to achieving their objectives.

A selection and appointment process has been set up by the two groups to ensure that the essential criterion used in this process is, above all, that of the professional competence of the candidates while respecting a broad balance in the choice between SUEZ and Gaz de France employees and proceeding with complete transparency.

An appointments committee was set up, comprised of Gérard Mestrallet, Jean-François Cirelli, Yves Colliou, Jean-Marie Dauger, Jean-Pierre Hansen, and Gérard Lamarche, with representatives from the human resources departments of both groups.

At the end of this process, the 158 managers reporting directly to the directors of the five energy business units and the 14 operational functions were appointed. These managers include 75 employees from entities belonging to Gaz de France and 83 employees from entities belonging to SUEZ. For certain departments, the employees reporting to the respective departmental heads in the organization chart have also been appointed.

Immediately after the merger, these organizational plans will be subject to the procedures laid down by the different legal texts related to the information and consultation process of the employees’ representative bodies.

Gaz de France:

Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs almost 50,000 employees and generated €27 billion in sales in 2007. The Group holds a portfolio of some 15 million clients, approximately 11 million of which are in France. Listed on the Paris Stock Exchange, Gaz de France is also part of the CAC 40 and Dow Jones Stoxx 600 indices.

SUEZ

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. The Group employs 149,000 people worldwide and achieved revenues of €47.5 billion in 2007, 89% of which were generated in Europe and in North America. SUEZ is listed on the Brussels, Luxembourg, Paris and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone

Press contact:

SUEZ	Gaz de France
France : +33(0)1 40 06 66 51 Belgique : +32 2 510 76 70	Service Presse : +33(0)1 47 54 24 35

Investor relations contact:

SUEZ : +33(0)1 40 06 64 89	Gaz de France : +33(0)1 47 54 77 25